UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TUCOWS INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

898697206
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule13d-1(c)

[   ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		174,802
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		174,802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

174,802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

1.7%
12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		174,802
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		174,802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

174,802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

1.7%
12.	Type of Reporting Person (See Instructions)

IA, OO

Page 3 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		78,975
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		78,975
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

78,975
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

0.7%
12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		31,809
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		31,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

0.3%
12.	Type of Reporting Person (See Instructions)

PN

Page 5 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		26,484
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		26,484
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

26,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

0.3%
12.	Type of Reporting Person (See Instructions)

PN

Page 6 of 10 pages

CUSIP No. 898697206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
owned by		37,534
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		37,534
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,534
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ¨

11.	Percent of Class Represented by Amount in Row (9)

0.4%
12.	Type of Reporting Person (See Instructions)

PN

Page 7 of 10 pages

CUSIP No. 898697206

Item 1.

(a)	The name of the issuer is Tucows Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 96 Mowat Avenue, Toronto, Ontario, Canada M6K 3M1.

Item 2.

(a)

This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”) and Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 898697206.

Item 3.

Not applicable.

Item 4.             Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 10,615,925 shares of Common Stock outstanding as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 as filed with the SEC on November 7, 2018.

Page 8 of 10 pages

Item 5.             Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.             Identification and Classification of Members of the Group

Not applicable.

Item 9.             Notice of Dissolution of Group

Not applicable.

Item 10.           Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium
Diamond, LP

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement*

*Previously Filed